Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

February 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Sonny Oh

Re:	Invesco Actively Managed Exchange-Traded Fund Trust

File Nos. 333-147622; 811-22148

Responses to Comments on Post-Effective Amendment No. 587

Dear Mr. Oh:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on February 5, 2026, regarding Post-Effective Amendment No. 587 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 588 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on December 23, 2025, in connection with changes to the principal investment strategies, name and ticker symbol of Invesco Short Duration High Yield ETF (formerly, Invesco High Yield Select ETF), a series of the Trust (the “Fund”). For your convenience, your comments, as we understand them, are repeated below, with the Trust’s responses immediately following.

Where revised disclosure from the Amendment is included in a response, we have underlined the new disclosure to show those changes. We confirm that defined terms used in this letter have the same meaning as in the Amendment. In addition, we acknowledge that certain portions of the Amendment are missing, incomplete or bracketed. We hereby confirm that all missing, incomplete or bracketed information in the Amendment will be updated, finalized and incorporated, and that all tables of contents will be refreshed, in a subsequent post-effective amendment. We also confirm that such amendment also will reflect all changes discussed in this letter.

General Comments:  The Staff provides the following general comments:

a.    Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosure.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

b.    The Staff reminds the Trust that the company and its management are responsible for the accuracy and adequacy of their disclosures not withstanding any review, comments, action or absence of action by the Staff.

c.    Please file the responses to the Staff’s comments on EDGAR at least 5 business days in advance of the Amendment’s effective date. Please also send a courtesy copy of the response letter to the examiner via email.

Response: We acknowledge the Staff’s general comments and will respond as requested.

1.	Comment:	Please update the series and class identifiers on EDGAR to reflect the Fund’s new name.

Response: The Fund’s name change will take effect on February 23, 2026. We confirm that we will update the series and class identifiers on EDGAR before market open on February 23, 2026.

2.	Comment:	In the “Principal Investment Strategies” section of the Fund’s prospectuses, please adjust “The Fund considers such higher quality securities as those…” to “The Fund considers high yield securities as those…”

Response: This change has been made.

3.	Comment:	In the “Principal Investment Strategies” section of the Fund’s prospectuses, please add back in the following disclosure that was previously removed “…(commonly referred to as “high yield securities” or “junk bonds” with more speculative characteristics than investment grade securities)…”.

Response: The above noted disclosure has been restored.

4.	Comment:	In the “Principal Investment Strategies” section of the Fund’s prospectuses, add disclosure that specifically explains that a three-year duration means a 3% price drop for a 1% rate increase.

Response: The following has been added to the “Principal Investment Strategies” section of the Fund’s prospectuses:

“Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. For example, the value of a bond with a duration of three years would be expected to decrease by 3% for every 1% increase in interest rates. As duration increases, volatility increases as applicable interest rates change.”

5.	Comment:	The Fund’s principal investment strategy disclosure states that the Fund may invest in securities of foreign issuers, including foreign issuers located in emerging markets. Please add disclosure explaining how “emerging markets” is defined.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

Response: The following disclosure has been added to the “Principal Investment Strategies” section of Fund’s prospectuses:

“In addition, the Fund may invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers, including foreign issuers located in emerging markets (defined as countries included in the J.P. Morgan EMBI Global Diversified Index), as well as sovereign debt of foreign countries.”

6.	Comment:	Consider adding risk disclosure specific to investments in corporate bonds and collateralized mortgage obligations (“CMOs”), which are disclosed as part of the Fund’s principal investment strategy.

Response: The Fund discloses a number of risk factors that cover risks related to investments in corporate bonds, including “Fixed-Income Securities Risk”, “Credit Risk”, “Income Risk”, “Liquidity Risk” and “Valuation Risk” among others. At this time, we do not think additional corporate bond risk disclosure is needed, but will continue to assess the appropriateness of the Fund’s risk disclosure on an ongoing basis.

With respect to CMOs, the following disclosure has been added to the “Principal Risks of Investing in the Fund” section of Fund’s prospectuses:

“Collateralized Mortgage Obligations Risk. CMOs are a type of mortgage-backed security created by dividing the principal and interest payments collected on a pool of mortgages into several revenue streams, each with different priority rights to portions of the underlying mortgage payments. Certain CMO tranches may represent rights to interest only (“IOs”) or principal only (“POs”) payments, or an amount that remains after floating-rate tranches are paid (an inverse floater). These securities may be sensitive to changes in interest rates. For example, in periods of supply and demand imbalances in the market for such securities and/or in periods of sharp interest rate movements, the market prices of CMOs may fluctuate more than would be expected from interest rate movements alone. Interest rates on inverse floaters will decrease when short-term rates increase, and will increase when short-term rates decrease. In response to changes in market interest rates or other market conditions, the value of an inverse floater may increase or decrease at a multiple of the increase or decrease in the value of the underlying securities. CMOs issued by private entities are not obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and are not guaranteed by any government agency, although the securities underlying a CMO may be subject to a guarantee. Therefore, if the collateral securing the CMO, as well as any third-party credit support or guarantees, is insufficient to make payments when due, the holder of a CMO could sustain a loss.”

7.	Comment:	The Staff notes that the “Performance” section of the Fund’s prospectus needs to be updated with performance figures as of December 31, 2025.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

Response: We acknowledge the Staff’s request and confirm that the final prospectus will include performance information as of December 31, 2025, and that all other numerical and tabular information in the prospectuses and SAI will be completed.

8.	Comment:	In the section titled “Additional Information about the Fund’s Strategies and Risks” of the Fund’s prospectus, please state the Fund’s investment objective and, if applicable, state that the objective may be changed without shareholder approval, as required by Item 9(a) of Form N-1A.

Response: We note that disclosure is included at the end of the section of the Fund’s prospectus titled “Additional Information about the Fund’s Strategies and Risks” which states that the Fund’s investment objective may be changed without shareholder approval upon 60 days’ notice to shareholders, as contemplated in Item 9(a) of Form N-1A. We have added the following disclosure as the first sentence of the “Additional Information about the Fund’s Strategies and Risks – Principal Investment Strategies” section, in order to address the first part of Item 9(a):

“The Fund’s investment objective is to seek current income.”

9.	Comment:	In the section titled “Additional Information about the Fund’s Strategies and Risks – Principal Investment Strategies” of the Fund’s prospectus, please update the reference “the Bloomberg U.S. Corporate High Yield BB/B 2% Issuer Cap Index” to “the Bloomberg U.S. High Yield Ba/B 1-5 Year 2% Issuer Cap Index.”

Response: This reference has been fixed.

10.	Comment:	In the “Principal Investment Strategies” section of the Fund’s prospectuses, the Fund states that in pursuit of its investment objective, the Fund considers factors that may include (among others) environmental, social and governance (“ESG”) considerations. Please disclose an example of an “ESG consideration.”

Response: The following disclosure has been added to the “Principal Investment Strategies” section of Fund’s prospectuses:

“The credit research process utilized by the Fund to implement its investment strategy in pursuit of its investment objective considers factors that may include, but are not limited to, an issuer’s operations, capital structure and environmental, social and governance (“ESG”) considerations (for example, an ESG consideration may be the risk that a governance structure poses to a bond holder).”

11.	Comment:	In the section titled “Additional Information about the Fund’s Strategies and Risks — Principal Investment Strategies” of the Fund’s prospectus, please update the 80% investment policy disclosure to be consistent with how it is disclosed in other parts of the Fund’s registration statement.

Response: The disclosure in the “Additional Information about the Fund’s Strategies and Risks – Non-Principal Investment Strategies” section of the Fund’s prospectus has been updated as follows:

U.S. Securities and Exchange Commission

Mr. Sonny Oh

“In accordance with the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder, the Fund has adopted a policy to invest, under normal market conditions, at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in high yield fixed income securities and in derivatives and other instruments that have economic characteristics similar to such securities (the “80% investment policy”).”

12.	Comment:	In the “General Description of the Trust and the Fund” section of the Fund’s SAI, define “Deposit Security” and “Cash Component.”

Response: The disclosure in the “General Description of the Trust and the Fund” section in the Fund’s SAI has been updated as follows:

“…; however the Fund also reserves the right to permit or require Creation Units to be issued or redeemed in exchange for a designated basket of securities (the “Deposit Securities”), together with the deposit of a specified cash payment (the “Cash Component”).”

13.	Comment:	In the “Investment Restrictions” section of the Fund’s SAI, please disclose that investments in sovereign debt would be considered investments in a single issuer for purposes of the disclosed investment restriction (3) (concentration).

Response: The Trust respectfully declines to make the requested change. The Trust believes the Fund’s disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Item 16 of Form N-1A, which refer to describing policies regarding “concentrating investments in a particular industry or group of industries” (emphasis added). Nonetheless, the Trust confirms that the Fund does not currently intend to invest 25% or more of its net assets in sovereign debt of any single foreign country.

14.	Comment:	Confirm that the “Futures and Options.” risk disclosed in the “Investment Strategies and Risks” section of the Fund’s SAI is still applicable to the Fund.

Response: Confirmed.

15.	Comment:	Check whether references to “a Fund” should be adjusted to “the Fund” throughout the Fund’s SAI.

Response: This has been reviewed and updated as applicable.

16.	Comment:	Ensure the fee waiver disclosure included in the “Management — Investment Advisory Agreement” section of the Fund’s SAI is consistent with what is disclosed in the footnote to the fee table provided in the Fund’s prospectus.

Response: Confirmed that the footnote to the fee table in the Fund’s prospectus accurately reflects the applicable fee waiver disclosure in the “Management — Investment Advisory Agreement” section of the Fund’s SAI.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

17.	Comment:	The Staff notes that the “Financial Statements” section of the Fund’s SAI incorporates the Fund’s audited financial statements, including the notes thereto and the report of the Fund’s independent registered public accounting firm thereon, by reference to the Form N-CSR filed with the SEC. Please be sure to include hyperlinks to any documents incorporated by reference.

Response: We confirm that we will include a hyperlink to the Form N-CSR filed with the SEC in the “Financial Statements” section of the Fund’s SAI in a subsequent post-effective amendment. We also confirm generally that any other documents incorporated by reference in such subsequent post-effective amendment will include the appropriate hyperlinks.

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We believe that the above responds to all of your comments. If you have any questions, please contact me at Luisa.Lewis@invesco.com and Mark Greer at MGreer@stradley.com.

Sincerely,

/s/ Luisa Lewis
Luisa Lewis

cc:	Adam Henkel, Esq.
Mark Greer, Esq.